UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Names of Filing Persons) (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 291-2428

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form of Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), for any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 10, 2021, by and among Parent, Purchaser and the Company (the “Merger Agreement”).

Notice to Investors

The proposed tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares. At the time the tender offer is commenced, Purchaser will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their Shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer. The solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at www.synacor.com.

Forward-Looking Statements

Certain forward-looking statements made in this communication, including statements regarding the proposed transaction and the ability to consummate the proposed transaction, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” or “should,” or the negative of these words and other terms of similar meaning. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the transaction and the potential benefits of the proposed transaction. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors that could cause actual results and events to differ materially from discussed in the forward-looking statements. In particular, some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements include, among others: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by Purchaser and Parent and the solicitation/recommendation statement to be filed by the Company. Therefore, you should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 12. Exhibits

Exhibit No.	Description

(a)(5)(A)	Press Release, dated February 11, 2021, issued by the Company, incorporated herein by reference to Exhibit 99.1 to the Company’s Second Current Report on Form 8-K filed with the SEC on February 11, 2021.